--------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             (Amendment No. 1 to)

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934


                                   Sema plc
--------------------------------------------------------------------------------
                      (Name of Subject Company (issuer))

                   Schlumberger N.V. (Schlumberger Limited)
                                Schlumberger BV
                          Schlumberger Industries SA
                           Schlumberger Investments
--------------------------------------------------------------------------------
                      (Names of Filing Persons--Offeror)

                        Ordinary Shares Nominal Value of 10 pence Each
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   81661R100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                            James L. Gunderson Esq.
                         General Counsel and Secretary
                               Schlumberger N.V.
                                277 Park Avenue
                         New York, New York 10172-2066
                                (212) 350-9400

                                   COPY TO:

                              Sarah Murphy, Esq.
                        Freshfields Bruckhaus Deringer
                                65 Fleet Street
                                London EC4Y 1HS
                              +44 (20) 7832-7429

--------------------------------------------------------------------------------
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                           CALCULATION OF FILING FEE

================================================================================

        Transaction valuation                      Amount of filing fee
        $788,047,972.60(1)                         $157,609.59(1)(2)

================================================================================
(1) For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Sema Shares (including Sema Shares represented by Sema ADSs) to be received by the Purchaser, assuming full acceptance of the Offer by holders in the United States, is calculated as follows: 97,325,439 Sema Shares (including Sema Shares represented by Sema ADSs) multiplied by 560 pence per Sema Share, the cash consideration being offered per Sema Share, which yields (Pounds)545,022,458.4, converted at the exchange rate on February 19, 2001 of (Pounds)1=$1.4459, which yields $788,047,972.60, multiplied by 1/50/th/
of 1%, which yields $157,609.59.

(2)  Sent by wire transfer to the SEC on February 21, 2001.

[_]      Check the box if any part of the fee is offset as provided by Rule 0-11
         (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:       N/A        Filing Party:      N/A

         Form of Registration No:      N/A        Date Filed:        N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[_]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transaction subject to Rule 13e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     Item 1.   Summary Term Sheet

     The information set forth in "Summary Term Sheet" in the Offer Document dated February 21, 2001 (the "Offer Document") of Schlumberger Investments, a company incorporated in England and Wales (the "Purchaser"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference. The Purchaser is owned, directly and indirectly, 100% by Schlumberger N.V., a company incorporated in the Netherlands Antilles ("Schlumberger"). Schlumberger holds 40% of its interest in the Purchaser directly. The remaining 60% is held directly by Schlumberger Industries S.A., a company incorporated in France, which is a wholly owned subsidiary of Schlumberger B.V., a company incorporated in the Netherlands, which is a wholly owned subsidiary of Schlumberger.

     Item 2.   Subject Company Information

     (a) The name of the subject company is Sema plc, a company incorporated in England and Wales ("Sema"). Sema's principal executive office is located at 233 High Holborn, London WC1V 7DJ, England, and its telephone number is +44 207 830 4444. The information set forth under "Letter of Recommendation from the Chairman of Sema" in the Offer Document is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all of the 648,836,258 issued and to be issued Shares and ADSs (each ADS representing 2 shares), par value 10 pence per share, of Sema (the "Sema Securities"), for 560 pence per share or 1,120 pence per ADS, net to seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer Document and the related Letter of Transmittal ("Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     (c) The information set forth in "Summary Term Sheet - How does the Offer compare with recent prices of Sema Shares?," "Summary Term Sheet -What is the market value of my Sema Securities as of a recent Date?" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 3.   Identity and background of filing person

     The names of the filing persons are Schlumberger Investments, Schlumberger, Schlumberger Industries S.A. and Schlumberger B.V. The information set forth regarding the first two companies in "Summary Term Sheet - Who is buying my shares?," "Letter from Lehman Brothers - Information on Schlumberger," "Letter from Lehman Brothers - Information on Schlumberger Investments and Schlumberger Industries S.A.," "Appendix IV - Additional Information," "Schedule IVA -Information Concerning the Directors of Schlumberger Investments" and "Schedule IVB - Information Concerning the Directors and Executive Officers of Schlumberger" in the Offer Document is incorporated herein by reference. The information for Schlumberger Industries S.A. and Schlumberger B.V. is set out below.

(a) The principal address of Schlumberger Industries S.A. is 50, Avenue Jean Jaures 92129, Montrogue, France, and the telephone number is +33 1 47 46 61
     00. The principal address of Schlumberger B.V. is Parkstraat 83-89, 2514
     JG The Hague, the Netherlands, and the telephone number is + 31 70 310
     5400.

(b) Schlumberger B.V. is a finance and holding company, with activities of a commercial, industrial and financial nature. Activities of Schlumberger Industries S.A. are set out in the "Letter from Lehman Brothers" in the Offer Document and is incorporated herein by reference.

(c) Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the board of directors and each executive officer of Schlumberger Industries S.A.

     Name and Position with               Present Principal Occupation or Employment and
     Schlumberger Industries S.A.         Material Positions Held During the Past Five Years
     ----------------------------         --------------------------------------------------
     Marcel Tournereau                    Director Real Estate Atlantic Asia and Director of Social Affairs SSSA,
     Director and Vice President          Paris, January 2000 to present.
                                          Vice President & General Manager, RPS, Montrouge, September 1997 to January 2000.
                                          Director Real Estate Atlantic Asia, Schlumberger, Paris, VP Division Enertec, Velizy,
                                          January 1996 to September 1997.
                                          Vice President & General Manager, Europe-Africa Unit, Montrouge, March 1994 to January
                                          1996.
                                          Business address: Schlumberger, 50 avenue Jean-Jaures, BP 620-01, 92542 Montrouge Cedex,
                                          France.
                                          Business tel.: +33 1 4647 6102.
                                          Citizenship:   France.
                                          Date of Birth: October 12, 1947.

     Philippe Bonnard                     Vice President, RMS France, November 2000 to present.
     Director and Vice President          Vice President France and Africa Middle East, July 2000 to November 2000.
                                          Vice President RMS France, January 1998 to July 2000.
                                          General Manager, Water and Heat Metering Europe, November 1993 to January 1998.
                                          Business address: Schlumberger RMS, 50 avenue Jean-Jaures, BP 620-03, 92542 Montrouge
                                          Cedex, France.
                                          Business tel.: + 33 1 47 46 6062.
                                          Citizenship:   France.
                                          Date of Birth: August 25, 1941.

     Anna Hrayssi                         Deputy General Counsel - Corporate, 1998 to present.
     Director and Secretary               Legal Department Training Manager, 1997 to 1998.
                                          Regional Counsel OFS Europe Africa, 1996 to 1997.
                                          General Counsel Dowell Schlumberger, 1995 to 1996.
                                          Business address: Schlumberger, 42 rue Saint Dominique, 75007 Paris, France.
                                          Business tel.: + 33 1 4062 1251.
                                          Citizenship:   France.
                                          Date of Birth: September 14, 1948.

     Andre Cornet                          Retired, July 1, 1994.
     Director                              Director of Industrial Affairs (for Schlumberger Industries International) and Chairman
                                           of Schlumberger Industries, January 1, 1993 to June 30, 1994.
                                           Address: 10, rue Paul Couderc, 9233 Sceaux, France.
                                           Tel.:          +33 1 4660 6487.
                                           Citizenship:   France.
                                           Date of Birth: January 27, 1934.

     Joseph Alloul                         Retired, November 1, 1997.
     Director                              Financial Director in charge of the Training & Development for Schlumberger, January 19,
                                           1994 to October 31, 1997.
                                           Address:  Ile Saint Germain, 7 rue Jean Monet, 92130 Issy-les-Moulineaux, France.
                                           Tel.:          +33 2 3188 6396.
                                           Citizenship:   France.
                                           Date of Birth: August 13, 1936.

     Jacques Biscay                        Retired, April 1, 1996.
     Director                              Director of Personnel SL Paris, 1993 to March 31, 1996.
                                           Address:   3 rue des Dardanelles, 75017 Paris, France.
                                           Tel.:          + 33 1 4572 3271.
                                           Citizenship:   France.
                                           Date of Birth: December 5, 1933.

     Jean-Dominique Percevault             Vice President - European Affairs, since May 1994.
     Director and President                President - Geco-Prakla, May 1994 and prior.
                                           Address:  c/o Schlumberger, 277 Park Avenue, New York, New York 10172-0266, USA.
                                           Tel.:          + 1 212 350 9400.
                                           Citizenship:   France.
                                           Date of Birth: March 26, 1945.

     During the last five years, none of Schlumberger Industries S.A. or, to the best of their knowledge, any of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Set forth below is the name, present occupation or employment and material occupations, positions, offices or employments for the past five years of the sole managing director of Schlumberger B.V.

                                   Present Principal Occupation or Employment:
     Name                          Material Positions Held During the Past Five Years
     ----                          ---------------------------------------------------
     Abraham Verburg               Controller, Schlumberger B.V., February 1994 to present.
                                   Director, Schlumberger B.V., February 1994 to present.
                                   Business address: Schlumberger B.V., Parkstraat 83-89, 2514 JG The Hague, the Netherlands.
                                   Business telephone:  +31 70 310 5400.
                                   Citizenship:   Netherlands.
                                   Date of Birth: October 13, 1951.

     During the last five years, none of Schlumberger B.V. or, to the best of his knowledge, the person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 4.   Terms of the Transaction

     The information set forth in "Summary Term Sheet - What are the classes and amounts of Sema Securities sought in the Offer?," "Summary Term Sheet -What would I receive in exchange for my Sema Securities?," "Summary Term Sheet - How long do I have to decide whether to accept the offer?," "Summary Term Sheet - Can the Offer be extended and under what circumstances?," "Summary Term Sheet - What is the difference between the Initial Offer Period and the Subsequent Offer Period? Until what time can I withdraw my acceptance?," "Summary Term Sheet - Can the Offer be extended and under what circumstances?," "Summary Term Sheet - How will I be notified if the Offer is extended?," "Summary Term Sheet - What are the most significant conditions to the Offer?," "Summary Term Sheet - How do I accept the Offer?," "Summary Term Sheet - How do I withdraw my acceptance?," "Summary Term Sheet - Will the Offer be followed by a compulsory acquisition?," "Summary Term Sheet - If I decide not to accept, how will the offer affect my securities?," "Summary Term Sheet - Will I be taxed on the cash?," Letter from Lehman Brothers," "Appendix I - Conditions and Further Terms of the Transaction" and Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 5.   Past contacts, transactions, negotiations and agreements

     The information concerning Schlumberger Investments and Schlumberger set forth in "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Neither Schlumberger Industries S.A. nor Schlumberger B.V., or, to the best of their knowledge, any of the persons listed in Item 3 above, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Sema, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Neither Schlumberger Industries S.A. nor Schlumberger B.V. or, to the best of their knowledge, any of the persons listed in Item 3 above, has had any business relationship or transaction with Sema or any of its executive officers, directors or affiliates that is required to be reported under this Schedule TO. There have been no contacts, negotiations, transactions between Schlumberger Industries S.A. or Schlumberger B.V. or any of the persons listed in Item 3 above, on the one hand, and Sema and its affiliates, on the other hand, concerning a merger, consolidation or acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     Item 6.   Purposes of the transaction and plans or proposals

     The information set forth in "Summary Term Sheet - Why are we making this Offer?," "Summary Term Sheet - If I decide not to accept, how will the offer affect my securities?," "Letter of Recommendation from the Chairman of SEMA," "Letter from Lehman Brothers," "Schlumberger Press Release on the Financial Effect of the Offer" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 7.   Sources and amount of funds or other consideration

     The information set forth in "Summary Term Sheet - Do you have the financial resources to make payment?," "Letter of Recommendation from the Chairman of SEMA," "Letter from Lehman Brothers" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 8.   Interests in securities of the subject company

     The information regarding Schlumberger Investments and Schlumberger set forth in "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Neither Schlumberger Industries S.A. nor Schlumberger B.V. or, to the best of their knowledge, any of the persons listed in Item 3 above, or any associate (as such term is defined for the purposes of the Exchange Act) beneficially owns or has any right to acquire, directly or indirectly, any equity securities of Sema, and neither Schlumberger Industries S.A. nor Schlumberger B.V. or, to the best of their knowledge, any of the persons listed in Item 3 above, has effected any transaction in such equity securities during the past sixty days.

     Item 9.   Persons/assets, retained, employed, compensated or used

     The information set forth in "Letter from Lehman Brothers," "Appendix I - Conditions and Further Terms of Offer" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 10.  Financial statements of certain bidders

     Financial statements are not deemed material because the consideration consists solely of cash.

     Item 11.  Additional Information

     The information set forth in "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 12.  Exhibits

     (a)(1)  Offer Document dated February 21, 2001.**

     (a)(2)  Form of Letter of Transmittal.**

     (a)(3)  Form of Notice of Guaranteed Delivery.**

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

     (a)(5)  Form of Acceptance, Authority and Election.**

     (a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

     (a)(11) Press Release issued by Schlumberger Investments, dated February 21, 2001.**

     (a)(12) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

     (a)(13) Form of Summary Advertisement in The Wall Street Journal, dated February 21, 2001.**

     (a)(14) Form of Summary Advertisement in the Financial Times, dated February 22, 2001.

     (b)(1)  Credit Facility, dated February 20, 2001, between (1) Schlumberger;
             (2) Schlumberger Industries S.A.; (3) Schlumberger PLC; (4) Schlumberger Investments; (5) JP Morgan Plc, BNP Paribas, Salomon Brothers International Limited and Lehman Brothers International (Europe) (each as arrangers), Citibank International Plc as facility agent, and The Chase Manhattan Bank, BNP Paribas Citibank, N.A., and Lehman Commercial Paper Inc.**

     (c)     Not applicable.

     (d)(1) Inducement Fee Letter Agreement, dated February 12, 2001, between Schlumberger Investments and Sema.**

     (d)(2) Director Undertaking, dated February 11, 2001, from Veronica Oswald to Schlumberger.**

     (d)(3) Director Undertaking, dated February 11, 2001, from Sir Julian Oswald to Schlumberger.**

     (d)(4) Director Undertaking, dated February 11, 2001, from Pierre Bonelli to Schlumberger.**

     (d)(5) Director Undertaking, dated February 11, 2001, from William Bitan to Schlumberger.**

     (d)(6) Director Undertaking, dated February 11, 2001, from Gilles Cosson to Schlumberger.**

     (d)(7) Director Undertaking, dated February 11, 2001, from Herve Couffin to Schlumberger.**

     (d)(8) Director Undertaking, dated February 11, 2001, from Pascal Viginier to Schlumberger.**

     (d)(9) Director Undertaking, dated February 11, 2001, from Frank Jones to Schlumberger.**

     (d)(10) Director Undertaking, dated February 11, 2001, from Harry Fryer to Schlumberger.**

     (d)(11) Director Undertaking, dated February 11, 2001, from Tidu Maini to Schlumberger.**

     (d)(12) Director Undertaking, dated February 11, 2001, from Didier Pineau-Valencienne to Schlumberger.**

     (d)(13) Director Undertaking, dated February 11, 2001, from George Schmitt to Schlumberger.**

     (d)(14) Irrevocable Undertaking, dated February 12, 2001, from Paribas Affaires Industrielles to Schlumberger Investments and Lehman Brothers Europe Limited.**

     (d)(15) Irrevocable Undertaking, dated February 12, 2001, from France Telecom S.A. to Schlumberger Investments and Lehman Brothers Europe Limited.**

     (d)(16) Power of Attorney of Schlumberger Investments and Schlumberger.**

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.


     * Previously filed with the Schedule TO filed on February 12, 2001 or with Amendment No. 1 to the Schedule TO filed on February 13, 2001.

     **   Previously filed with the Schedule TO filed on February 21, 2001.

                                  Signatures

     After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this amendment to the tender offer statement is true, complete and correct.

     Dated:  February 22, 2001


     SCHLUMBERG INVESTMENTS                       SCHLUMBERGER N.V.

     By:    /s/ ELLEN SUMMER                      By:    /s/  ELLEN SUMMER
            ----------------                             -----------------
     Name:  Ellen Summer                          Name:  Ellen Summer
     Title: Authorized Signatory                  Title: Authorized Signatory

                                  Signatures

     After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this amendment to the tender offer statement is true, complete and correct.

     Dated: February 22, 2001


     SCHLUMBERGER INDUSTRIES S.A.                SCHLUMBERGER B.V.

     By:    /s/ JEAN-DOMINIQUE PERCEVAULT        By:    /s/ ABRAHAM VERBURG
            -----------------------------               -------------------
     Name:  Jean-Dominique Percevault            Name:  Abraham Verburg
     Title: President                            Title: Sole Managing Director

                               INDEX TO EXHIBITS

Number    Exhibit
------    -------

(a)(1)    Offer Document dated February 21, 2000.**

(a)(2)    Form of Letter of Transmittal.**

(a)(3)    Form of Notice of Guaranteed Delivery.**

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(5)    Form of Acceptance, Authority and Election.**

(a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(7) Press Release announcing the Recommended Cash Offer by Schlumberger Investments for Sema plc, dated February 12, 2001.*

(a)(8) Short Form Press Release announcing Recommended Cash Offer by Schlumberger Investments for Sema plc, dated February 12, 2001.*

(a)(9) Additional Offer Update by Schlumberger Investments for Sema plc, dated February 12, 2001.*

(a)(10) Press Release issued by Schlumberger Investments, dated February 13, 2001.*

(a)(11) Press Release issued by Schlumberger Investments, dated February 21, 2001.**

(a)(12) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(13) Form of Summary Advertisement in The Wall Street Journal, dated February 21, 2001.**

(a)(14) Form of Summary Advertisement in the Financial Times, dated February 22, 2001.

(b)(1)    Credit Facility, dated February 20, 2001, between (1) Schlumberger;
          (2) Schlumberger Industries S.A.; (3) Schlumberger PLC; (4) Schlumberger Investments; (5) JP Morgan Plc, BNP Paribas, Salomon Brothers International Limited and Lehman Brothers International (Europe) (each as arrangers), Citibank International Plc as facility agent, and The Chase Manhattan Bank, BNP Paribas Citibank, N.A., and Lehman Commercial Paper Inc.**

(d)(1) Inducement Fee Letter Agreement, dated Februay 12, 2001, between Schlumberger Investments and Sema.**

(d)(2) Director Undertaking, dated February 11, 2001, from Veronica Oswald to Schlumberger.**

(d)(3) Director Undertaking, dated February 11, 2001, from Sir Julian Oswald to Schlumberger.**

(d)(4) Director Undertaking, dated February 11, 2001, from Pierre Bonelli to Schlumberger.**

(d)(5) Director Undertaking, dated February 11, 2001, from William Bitan to Schlumberger.**

(d)(6) Director Undertaking, dated February 11, 2001, from Gilles Cosson to Schlumberger.**

(d)(7) Director Undertaking, dated February 11, 2001, from Herve Couffin to Schlumberger.**

(d)(8) Director Undertaking, dated February 11, 2001, from Pascal Viginier to Schlumberger.**

(d)(9) Director Undertaking, dated February 11, 2001, from Frank Jones to Schlumberger.**

(d)(10) Director Undertaking, dated February 11, 2001, from Harry Fryer to Schlumberger.**

(d)(11) Director Undertaking, dated February 11, 2001, from Tidu Maini to Schlumberger.**

(d)(12) Director Undertaking, dated February 11, 2001, from Didier Pineau-Valencienne to Schlumberger.**

(d)(13) Director Undertaking, dated February 11, 2001, from George Schmitt to Schlumberger.**

(d)(14) Irrevocable Undertaking, dated February 12, 2001, from Paribas Affaires Industrielles to Schlumberger Investments and Lehman Brothers Europe Limited.**

(d)(15) Irrevocable Undertaking, dated February 12, 2001, from France Telecom S.A. to Schlumberger Investments and Lehman Brothers Europe Limited.**

(d)(16)   Power of Attorney of Schlumberger Investments and Schlumberger.**


* Previously filed with the Schedule TO filed on February 12, 2001 or with Amendment No. 1 to the Schedule TO filed on February 13, 2001.

** Previously filed with the Schedule TO filed on February 21, 2001.